Mail Stop 03-05

May 10, 2005

Mr. Robert F.X. Sillerman
Chief Executive Officer and President
CKX, Inc.
650 Madison Ave.
New York, New York 10022

Re: CKX, Inc.
        Registration Statement on Form S-1
        File No. 333-123995, filed on 4/11/05

Dear Mr. Sillerman

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The comments in this letter have been numbered. You should mark any amendment that you file to indicate the responses to our comments in this letter. Your cover letter should key your responses to our numbered comments and note the location of the changes in the revised materials.

2. In your next amendment, omit only that information allowed to be omitted by Rule 430(A) of the Securities Act of 1933.

3. Please update the financial statements and related disclosures included in your Form S-1 registration statement as required by Rule 3-12 of Regulation S-X.

4. Please include currently dated consents from the independent public accountants in any future amendments to the Form S-1 registration statement.

Front Cover

5. Please provide on a supplemental basis the cover art and any graphics you intend to use in this prospectus prior to printing the red herrings. You should use clear graphics, which contain concise language. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

6. The table that appears on your front cover should set forth the anticipated net proceeds of the offering, not the gross proceeds.

7. Please delete the reference to "Sole Book-Running Manager" both here and on the back cover.

8. Please revise to include the Commission legend set forth in Item 501(b)(7) of Regulation S-K.

Summary

9. Revise the first sentence to disclose in parentheses the birth/death years for Elvis Presley.

10. Also disclose the number of years the IDOLs series have been running in the US and UK so that investors can make their own determination of how long they think it likely that they will continue to remain popular.

11. Revise to omit the phrase "proven track record" in the first sentence of the third paragraph. Similarly omit the phrase "successful track record" in the first strength on page 2 unless the individuals are guaranteeing the investments in this company.

Our Business Strategy, page 3

12. File your partnership agreement with David Beckham in the next amendment. If your contractual arrangement with him is not a partnership, please revise to describe it correctly.

Summary of Historical and Pro Forma Financial Data, page 9

13. Reference is made to your presentation of the non-GAAP financial measure, EBITDA, in the table of your historical and pro forma financial information for the year ended December 31, 2004. We note that you define EBITDA as income or loss from continuing operations before interest expense, income tax expense (benefit), depreciation and amortization, and consider it to be an important supplemental measure of your operating performance which is used by management to evaluate the performance of the Company. However, it appears your definition of EBITDA does not comply with the guidance set forth in Question 14 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Question 14 states that the term "earnings" is intended to mean net income as presented in the statement of operations under GAAP and further, measures that are calculated differently than those described as EBIT or EBITDA should not be characterized as "EBIT" or "EBITDA." In this regard, please revise your calculation of EBITDA such that it is computed as net income (loss) (rather than income or loss from continuing operations) before interest expense, income tax expense (benefit), depreciation and amortization. Alternatively, if you believe your current presentation of your non-GAAP measure is appropriate, but has been characterized inappropriately as EBITDA, revise your presentation and supplementally tell us in detail how it complies with FR-65.

14. Also, to the extent that EBITDA is presented as a performance measure, it should be reconciled to net income (loss) as presented on the statement of operations under GAAP. Please revise your disclosure, accordingly. Refer to Question 15 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for further guidance.

Risk Factors, page 13

15. Please delete the final sentence of your introductory paragraph. All material risks should be described. If risks are not deemed material, please do not reference them.

16. Please add a risk factor about the risk that as Elvis recedes into history the value of the Elvis properties is apt to similarly lose value.

17. Also add a risk factor about the possibility that the IDOLs shows will lose their popularity at some point.

<u>Our success depends, to a significant degree, on our relationships with third parties, page 13</u>

18. Revise to disclose what aspects of these relationships are non-contractual. Use a list with bullets if that creates easier understanding.

<u>We are subject to extensive governmental regulation..., page 20</u>

19. We note the final two paragraphs of this risk factor. Please consider discussing liabilities as a separate risk factor.

<u>We do not anticipate paying dividends on our common stock in the foreseeable future, and the lack of dividends may have a negative effect on our stock price, page 21</u>

20. Revise the notes to your financial statements to disclose the nature and terms of the restrictions imposed on the Company's ability to pay dividends by the terms of the short term credit facilities.

<u>We may apply a portion of the proceeds..., page 22</u>

21. Quantify the percentage of the offering that will be used to pay off the short term loans and payments to affiliates in the heading of this risk factor.

<u>Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 23</u>

22. Please include, where appropriate, a more complete discussion of the operation of Section 203 of the Delaware General Corporation Law. Specifically, please explain how a corporation opts in or out of Section 203 obligations.

<u>Capitalization, page 28</u>

23. Reference is made to footnote (4) of the capitalization table. We note that you disclose 68,444,195 shares of common stock are issued and outstanding on a pro forma basis. However, the shares included in the "pro forma for the financing transaction and the acquisitions" column on the face of your unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 on page 35 shows a weighted average of 68,402,000 common shares outstanding. Please supplementally explain and disclose the reason(s) for the difference in the number shares issued and outstanding on a pro forma basis. Provide a reconciliation and revise as necessary.

The RFX Investment, page 30
Warrant Exercise, page 32
Note 1 – Financing Transactions, page 36

24. Your current disclosures regarding the warrants that were exercised in connection with the financing transactions are confusing and require revision. For example, the discussion under "The RFX Investment" on page 30 indicates that warrants distributed by RFX Acquisition LLC were distributed to Mr. Sillerman, and certain members of the company's senior management who immediately exercised an aggregate of 5,000,000 of the $1.00 warrants for additional consideration of $5,000,000. However, the disclosure in Note 1.A on page 36 indicates that 16,910,281 warrants to purchase common stock were exercised for aggregate proceeds of $23,577,000 in connection with Investments by RFX Acquisition LLC. Also, the discussion under "Warrant Exercise" on page 32 indicates that the Huff Alternative Fund and its affiliate exercised a total of 16,517,199 warrants for an aggregate exercise price of $25 million. However, the disclosure in Note 1.B on page 36 indicates that 4,606,918 warrants were exercised for aggregate proceeds of $6,423,000 in connection with the Investment by the Huff Alternative Fund and its affiliate. Please reconcile and revise these disclosures to clearly indicate the identity of the parties exercising the warrants and the related proceeds received from each exercise transaction.

The Graceland Lease, page 31

25. We note that in connection with the acquisition of the Presley Business, you entered into a 90-year lease with The Promenade Trust to operate the Graceland mansion. We also note that you prepaid rent of $3 million at closing and will make monthly payments of $1.00 per month over the term of the lease. Tell us and disclose in the notes to the pro forma financial statements where the prepayment has been recorded within the pro forma financial statements and whether any other amounts (i.e. intangible assets associated with the favorable lease terms) were allocated from purchase price as a result of the lease arrangement. Also, tell us how you plan to recognize the prepayment over the term of the lease. If your expense recognition is other than on a straight-line basis, tell us why you believe your treatment is appropriate and the accounting guidance that you relied upon. We may have further comment upon receipt of your response.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 34
Unaudited Pro Forma Condensed Combined Statement of Operations, page 35

26. Please revise the pro forma balance sheet to separately disclose the goodwill versus other intangible assets recognized in connection with the Presley Business and 19 Entertainment acquisition transactions.

27. Please revise to eliminate the pro forma adjustment of $17,762 to the statement of operations for accretion of the beneficial conversion feature associated with the Series A Preferred Shares. This pro forma adjustment is not considered appropriate since it will not have a continuing impact on the Company's results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X. Please note however, that this pro forma adjustment should continue to be reflected as a reduction of retained earnings in the pro forma balance sheet.

28. Please clarify how the adjustment to other assets for $3,205 in connection with the Financing transactions was calculated or determined. Based on the disclosures in footnotes (1)(C) and (D) on page 36 it appears that total expenses of $2,815 were incurred in connection with borrowing transactions. Please advise or revise as appropriate.

29. Please clearly disclose in footnote (1) how the adjustment of $31,616 to additional paid-in-capital in connection with the financing transactions was calculated or determined.

30. Please explain in your footnote disclosures how the pro forma adjustment to income taxes included in the column "Acquisition Adjustments" was calculated or determined.

Note 1 - Financing Transactions, page 36

31. We note the disclosure in footnote (1) indicating that the investment by the Huff Alternative Fund, L.P. has been allocated in the pro forma financial statements based on the relative fair values of the preferred stock, common stock and warrants. We further note that the fair values of each of the securities issued to the Huff Alternative Fund, L.P. were based on the $13.40 per share closing price of the Company's common stock on February 2, 2005, the date upon which the investment by the Huff Alternative Fund and its affiliate was committed to and agreed to by all parties. In this regard, we are unclear as to how the $13.40 per share closing price of the Company's common shares was used to derive the values of the various securities issued to the Huff Alternative Fund. Please tell us in further detail and expand the disclosure in footnote (1) to explain the methods and significant assumptions used to estimate or determine the fair values of the various securities issued in this transaction, and consequently to determine the allocation of the proceeds received to the various securities issued.

32. Also, please tell us and explain in the notes to your pro forma financial statements the conversion and other terms associated with the 2,172,400 Series A Preferred shares issued to the Huff Alternative Fund in connection with its investment and explain in detail how the related fair value and beneficial conversion feature recognized were determined. Also, please clarify whether the terms of this

security at issuance would result in its classification as a liability, as temporary equity or as permanent equity in your financial statements since such classification would also impact the income statement presentation of any related dividends or beneficial conversion feature. We may have further comment upon receipt of your response. The notes to the interim financial statements included in the next amendment to your Form S-1 registration statement and your discussion of the transaction in MD&A should be similarly revised.

Note 2 - The Presley Business Acquisition, page 37

33. Please tell us and clarify in Note 2 why the amount of the purchase price related to pay-off and defeasance of the outstanding indebtedness of the Presley business of $25,125 as disclosed in the table on page 37 does not agree to the amount of the pro forma adjustment to outstanding debt in the pro forma balance sheet of $23,582. Please reconcile and revise these amounts. Please note that the pro forma balance sheet presentation should reflect the transaction as if it occurred as of the date of the balance sheet presented.

34. Please tell us and clarify in Note 2 how the fair values assigned to the Series B and Series C Convertible Preferred Stock issued in connection with the Presley Business Acquisition were determined. Your response should explain the methods and significant assumptions used to determine their fair values. Also, please tell us and disclose in Note 2 the conversion terms associated with the Series B and Series C Preferred shares and explain how they were determined. Your response and your revised disclosures should also indicate whether the conversion terms provided for a beneficial conversion feature at the time these securities were issued and should explain why you believe classification of the Series B and Series C Preferred shares as permanent equity is appropriate. The notes to your interim financial statements included in the next amendment to your registration statement should be similarly revised.

35. Please tell us and explain in further detail in Note 2 how the adjustment for deferred taxes recognized in connection with Presley Business Acquisition were calculated or determined. Also, please tell us and explain in Note 2 how the fair values of the various identifiable intangible assets recognized in connection with this acquisition transaction were determined. The disclosures in Note 3 regarding the deferred taxes and identifiable intangibles recognized in connection with the 19 Entertainment Acquisition should be similarly revised.

36. Reference is made to the last paragraph on page 37. You disclose that the shares of common stock issued to the Promenade Trust as part of the consideration to acquire an 85% interest in the Presley Business were valued at $7.67 per share which was based on the average of the closing prices of the common stock for the day of and two days following your measurement date of December 16, 2004. In this regard, please tell us how you contemplated the guidance set forth in EITF

No. 99-12 which suggests that the value of the equity securities should be based on the reasonable period of time <u>before</u> and <u>after</u> the terms of the acquisition are agreed to and announced (i.e. a few days before and after) and why you believe you accounting treatment is appropriate. If the difference in the average price of common stock is not material, then please specifically state so.

37. We note that as part of your preliminary purchase price allocation you assumed current liabilities and other liabilities of approximately $11 million which includes $7.5 million of deferred revenue derived from retail transactions and television special-revenue. Tell us how you estimated the fair value of the deferred revenue, presuming that the deferred revenue represents legal performance obligations, as defined under EITF No. 01-03, to be assumed by you. Note that the normal profit margin on the deferred revenue obligation assumed in a business combination is generally limited to the profit margin on the costs to provide the service (i.e. the fulfillment effort). Your response should also include your basis for determining the fair value and why you believe it is appropriate.

Note 3 – The 19 Entertainment Acquisition, page 39

38. We note that you exchanged 1,870,558 shares of common stock as partial consideration used to acquire 19 Entertainment. Further, we note that you valued the shares of common stock at $16.83 per share which represents the average of your Company's closing stock price for the two days prior to and the day of acquisition. In this regard, supplementally tell us how you contemplated the guidance set forth in EITF No. 99-12 which suggests that the value of the equity securities should be based on the reasonable period of time <u>before</u> and <u>after</u> the terms of the acquisition are agreed to and announced (i.e. a few days before and after) and why you believe you accounting treatment is appropriate. Also, tell us specifically the dates and the fair value of the stock on each of the dates used in determining the value of the share of common stock of $16.83. We may have further comment upon receipt of your response.

Note 4 – Other Pro Forma Adjustments, page 40

39. Revise footnote 4A.(ii) to disclose the specific interest rate used to calculate the pro forma adjustment to interest expense.

40. Revise footnote 4B(iii) to disclose the significant assumptions used to calculate this pro forma adjustment. As part of your revised disclosure, please indicate the amount of the debt repaid and the related interest rate associated with the debt repaid. Also, disclose any other components (i.e., penalties, etc) comprising this adjustment.

41. Reference is made to pro forma adjustment (D)(i). In addition to being directly attributable to the transaction and having a continuing impact, the pro forma

adjustments must also be factually supportable. In this regard, please expand your footnote to specifically disclose the type and amount of the costs that you expect to incur as a result of the acquisition. Your revised footnote should also include the significant assumptions involved in determining the pro forma adjustment of $9,500,000, and basis for determining the amounts included in the adjustment and why management believes they are factually supportable. Refer to the requirements of Article 11-02(b)(6) of Regulation S-X.

42. Please clarify in footnote 4D(ii) the nature and amounts of the assets and liabilities retained by the former controlling shareholders of the Company, as it does not appear an adjustment for these assets and liabilities has been included in your pro forma balance sheet.

43. Revise to eliminate the pro forma adjustment to the historical selling, general and administrative expenses and interest expense of CKX or explain in detail why you believe this adjustment is appropriate. Your response should explain why this adjustment is directly attributable to the acquisition or other transactions reflected in the pro forma financial information and should explain why you believe it is factually supportable. Refer to the requirements of Rule 11-02(b)(6) of Regulation S-X. We may have further comment upon receipt of your response.

Note 5 – The Offering, page 42

44. Explain in Note 5 the nature of the adjustment being made to reduce other assets and increase the accumulated deficit by $3,205.

45. Tell us and explain in Note 5 the "different circumstances" under which the sellers of the 19 Entertainment may choose to have the additional purchase consideration satisfied through the issuance of shares of common stock.

Selected Historical Financial Data, page 46

46. Revise to disclose selected historical financial data for 19 Entertainment for the six months ended December 31, 2003, in addition to the 2004 period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

47. Revise to include a discussion of the CKX's results of operation in this section in addition to those for the Presley business and 19 Entertainment. We do not believe it is appropriate to include this required discussion of the registrant's results of operations and liquidity elsewhere in the registration statement.

Revenues, page 51

48. We note the third paragraph of this subsection. It appears that by outsourcing you have given up 26% of Graceland's retail business in order to avoid "business risk for sales and related expenses." If there were additional reasons for your decision to outsource or additional factors which contributed to the decline in retail sales revenue, please discuss here.

Series B Convertible Preferred Stock, page 59

49. We note that the Promenade Trust has the right to require you to purchase all or a portion of its 15% ownership interest in the Presley business beginning on January 1, 2008. Tell us and revise the notes to your pro forma financial statements and MD&A to explain in detail how you accounted for and valued this put right within in the financial statements. Specifically tell us the accounting guidance that supports your treatment and why you believe it is appropriate. We may have further comment upon receipt of your response.

Commitments and Contingencies, page 63
Lock up Arrangements, page 105

50. We note that in connection with your acquisition of 19 Entertainment, Mr. Fuller and Fuller Nominees Limited granted to you a call right, pursuant to which, during a short period following the sixth anniversary of your acquisition of 19 Entertainment, you can exercise such call right to purchase the common stock of the Company owned by Mr. Fuller and Fuller Nominees Limited at a price equal to $24.72 per share. We also note that you granted the former holders of capital stock of 19 Entertainment a put right to which during a short period following the sixth anniversary they can require you to purchase their shares of common stock in the Company at $13.18 per share. In this regard, please explain in detail how you accounted for and valued this put and call right within in the financial statements and in the pro forma financial information included elsewhere in the registration statement. If the put/call rights did not result in any accounting within the financial statements, please explain why. Under either circumstance, specifically tell us the accounting guidance that supports your treatment and why you believe it is appropriate. We may have further comment upon receipt of your response.

Quantitative and Qualitative Disclosures About Market Risk, page 63

51. Your current disclosures regarding your exposure to foreign exchange risk do not comply with the requirements of Item 305 of Regulation S-K. Please revise your discussion regarding your exposure to foreign exchange rate risk so that it is presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Business, page 64

52. If practical, please provide a breakdown of your international revenue versus your domestic revenues.

Globally Recognized Content, page 65

53. We note but do not understand the sentence that Elvis is "the world's most iconic and the best-selling solo musical recording artist in U.S. history." Please revise to clarify whether you are making a statement about world or U.S. context. Also supplementally substantiate or restate as a belief.

Licensing, page 68

54. Please note, where appropriate, that the other entity that shares ownership of the Pressley properties may dilute the value of the Pressley name and thereby limit your licensing revenue

New Project Development, page 75

55. Please discuss with greater specificity the various projects that are currently in your pipeline. Alternately, clarify that none are far enough along to be material to an investor in this offering.

Director Compensation, page 83

56. Disclose the number of shares and related expense recognized in connection with the restricted shares granted to the Company's directors in February 2005 in the notes to the Company's interim financial statements. Also, explain how the expense recognized was calculated or determined.

2005 Omnibus Long-Term Incentive Compensation Plan, page 86

57. Please confirm that there are still no outstanding options. In the event that options have been issued, or are issued prior to effectiveness, please update your disclosure to include the tabular presentation required by Item 201(d) of Regulation S-K.

Related Party Transactions, page 91

58. Please disclose in your next amendment what arrangements you have in place to protect investors in the case of future related party transactions.

59. Please disclose in the notes to the Company's interim financial statements the nature and significant terms of the various related party transactions discussed on page 92. Refer to the disclosure requirements of paragraph 2 of SFAS No.57.

Description of Capital Stock, page 97

60. Please include a comparative discussion of the rights and preferences of Series B Convertible and Series C Convertible preferred stockholders versus the rights and preferences of the holders of registered stock (e.g. liquidation preferences and voting rights).

Certain United States Tax Consequences To Non-United States Holders, page 106

61. Replace the language stating investors "should consult" with their own tax advisors with language suggesting or encouraging them to do so.

Underwriting, page 110

62. If any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares, please advise us of that and supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale or distribution should be reflected in this section. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond tot this comment, promptly supplement your response.

63. In that regard, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us wit a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. If you subsequently enter into any such arrangements, promptly supplement your response.

Where You Can Find More Information, page 113

64. Please disclose whether your periodic reports are available free of charge either by mail or via your website.

Report of Independent Registered Public Accounting Firm, page F-2

65. Revise to include an independent auditor's report that indicates the city and state where issued. Refer to the requirements of Rule 2-02 of Regulation S-X.

Combined Statements of Operations and Royalty Income and Net Assets, page F-4

66. We note that you have classified the "Gain on Asset Disposal" under other (expense) income on the face of your combined statements of operations. Pursuant to footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13) and paragraphs 25 and 45 of SFAS No. 144, gain (loss) on sale of assets should be reported in operating income (loss). In this regard, please revise your presentation to include the gain on asset disposal within operating expenses.

Note 1 – Summary of Significant Accounting Policies, page F-6

67. Please tell us and revise Note 1 to disclose the Company's accounting policy and methodology for identifying and measuring potential impairments in the recorded values of the Company's long-lived and intangible assets. Your response and your revised disclosure should specifically address how you evaluate assets such as memorabilia and artifacts for potential impairments in value.

Note 3 – Discontinued Operations Impairment and Loss, page F-9

68. Reference is made to the first paragraph. It is unclear where the write-off of net assets in the amount of $3,796,000 has been recorded within your statements of operations as your statement of operations indicates an impairment loss of only $2,724,528 related to discontinued operations. Please supplementally tell us and clarify in your notes to the financial statements.

69. Revise your footnote to disclose all items as outlined in paragraphs 47 of SFAS No. 144, as applicable. Your revised disclosure should include, but not be limited to, a description of the impaired long-lived asset (disposal group) and the facts and circumstances leading to the disposal, and the carrying amounts of the major classes of assets and liabilities included as part of the disposal group.

Independent Auditors' Report, page F-16

70. Reference is made to the first sentences of the second paragraph of your independent auditors' report which refers to "generally accepted auditing standards of the United States." Please note that reference to "generally accepted auditing standards of the United States" in audit reports is no longer appropriate for audit reports issued on or after May 24, 2004. AS No.1 requires that an auditor's report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB state that the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)" rather than "generally accepted auditing standards of the United States." Please file a revised auditors' report which properly references the standards of the Public Company Accounting Oversight Board. Additionally, please confirm that

the independent audit of the Company's financial statements was conducted in accordance with Standards of the Public Company Accounting Oversight Board.

Effect on Operating and Net Income of Differences between UK and US GAAP, page F-36
(f) Films and Television Projects in Development, F-40

71. According to footnote (f), capitalized costs of projects in development were £0.5 million and £1.9 million under UK and US GAAP, respectively, for the fiscal year ended June 30, 2004, and £0.3 million and £0.2 under UK and US GAAP, respectively, for the fiscal year ended June 30, 2003. Based on your disclosure, it is unclear how you arrive at the adjustments of £357,000 and £161,000 for fiscal 2004 and 2003, respectively, included in the reconciliation from operating profit in accordance with UK GAAP to operating income in accordance with US GAAP. Please supplementally tell us and revise the notes to clarify how you calculated the adjustments to reconcile capitalized costs of production recognized under UK GAAP to the amounts reported under US GAAP.

Cumulative Effect on Shareholders' Equity of Differences Between UK and US GAAP, page F-38
(k) Dividends, page F-42

72. We note that the reconciling item (k) relate to the timing differences of when dividends are deducted from shareholders' equity. According to note (k), under UK GAAP dividends are deducted in accordance with Company's articles of incorporation and recorded as a liability in the period which they relate rather than the date of declaration as compared to US GAAP. However, it is unclear based on the information disclosed in the footnote how you compute the amounts included in the reconciliation of stockholders' equity under UK versus US GAAP of £243,000 and £1,972,000 for the years ended June 30, 2004 and 2003, respectively. Please supplementally explain and revise your footnote to show how the amounts for each period were calculated.

73. Supplementally provide us with your statements of changes in shareholders' equity using the balances determined under US GAAP for each of the periods presented in the reconciliation.

(g) Sale Leaseback, page F-41

74. We note that you recorded a deferred gain of £0.4 million related to a sale leaseback transaction which is being amortized under US GAAP over the term of the lease (15 years) or amortization of £27,000 per year. However, you disclose that under US GAAP you recognized deferred gains of £0.3 during both fiscal 2004 and 2003. In this regard, supplementally explain how you calculated the amounts recognized for both fiscal 2004 and 2003 under US GAAP and also, tell

us how you arrive at the amounts included in the reconciliations of UK versus US GAAP operating profit and net profit for both fiscal 2004 and 2003, respectively.

Interim Financial Statement
For the six months ended December 31, 2004
Note 14 - Summary of Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America
Effect on Operating and Net Income of differences between UK and US GAAP, page F-54

75. The amount presented as operating (loss) profit in accordance UK GAAP of £1,863,000 for the six month ended December 31, 2003 does not agree with the amount reported as operating (loss) profit for the same period in your unaudited consolidated profit and loss accounts on page F-47. Please revise the amount included in your disclosure to correct this discrepancy.

Note 1 - Organizational Structure and Basis of Presentation
b. Subsequent Events, page F-65

76. Revise to eliminate the disclosure in the fourth paragraph of Note 1.b. since pro forma financial information and audited financial statements for the Presley businesses and 19 Entertainment Limited have been included elsewhere in the registration statement. Also, please include all of the disclosures required by paragraph 58 of SFAS No.141 in the notes to the Company's interim financial statements included in the next amendment to the Company's Form S-1 registration statement.

77. Revise the notes to the Company's financial statements to disclose the terms of the transaction in which the Huff Alternative Fund, L.P. invested $43.8 million of cash in the Company during 2005 in exchange for common stock, Series A Preferred Stock and warrants.

Note 5 – Capital Stock, Stock Options and Incentives
Capital Stock, page F-67

78. Please revise Note 5a to disclose the amount of compensation expense recognized in connection with the issuance of 43,000 shares of common stock to an employee in April 2003.

79. Please disclose the terms of the various warrants issued during 2005 in the notes to the Company's interim financial statements, along with the number and related exercise prices of those exercised during 2005 and disclose the terms of the warrants which continue to remain outstanding at the end of the latest interim period presented. Refer to the requirements of Rule 4-08(i) of Regulation S-X, paragraph 47 of SFAS No. 123 and paragraph 41 of SFAS No. 128.

Item 15. Recent Sales of Unregistered Securities

80. The disclosure in the sixth paragraph on page II-2 indicating that the Company issued 10,000 shares of common stock to All-American Sports in satisfaction of debt of $150,000 is inconsistent with the disclosure in footnote 1 on page 35 indicating 10,000 common shares were issued for a $270,000 obligation to former affiliates. Also, the disclosure in the first paragraph o page II-3 indicating that the registrant issued 1,870,558 shares of common stock to the former holders of capital stock of 19 Entertainment, valued at approximately $43 million is inconsistent with the disclosure in Note 3 on page 39 which indicates those shares were valued at $31.5 million. Please reconcile and revise these disclosures.

Exhibits

81. If you have not already done so, please submit your confidential treatment applications as soon as possible in order to ensure timely processing.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
      Alan Annex
      Fax: 212.801.6400